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Uri Doron	Direct Dial:	212-704-6027
Uri.doron@troutmansanders.com	Fax:	212-704-5928

October 5, 2005

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Trend Mining Company
Registration Statement on Form SB-2
Filed April 18, 2005 and amended September 15, 2005
Commission File No. 333-124144

Dear Mr. Schwall:

On behalf of Trend Mining Company (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 30, 2005, with respect to Amendment No. 2 to the Form SB-2, filed with the Commission on September 15, 2005. Attached hereto, as Exhibit A, is a clean version of the updated Amendment No. 3 to the Form SB-2 (the “Form SB-2 Amendment”).

Courtesy copies of this letter and clean and marked versions of the Form SB-2 Amendment have been sent to the Staff’s examiners via courier. The marked copy of the Form SB-2 Amendment indicates the changes from Amendment No. 2 to the Form SB-2 as previously filed with the Commission.

All responses provided herein are based solely on information provided by the Company.

For your convenience, we have reprinted the Staff’s written comments below prior to the Company’s responses.

Risk Factors, page 3

1.
We note your response to comment number 2 and the amended disclosure. As previously noted, each risk must be stated plainly and directly. Revise this risk factor to remove the mitigating language that you have included, namely “[h]owever, the company believes that Mr. Kaplan and his affiliates in the Kaplan Group will not exercise such right.”

Troutman Sanders LLP

Mr. H. Roger Schwall
October 5, 2005

The mitigating language in the risk factor has been removed in the Form SB-2 Amendment.

Financial Statements for the Period Ended June 30, 2005

Note 3 - Summary of Significant Accounting Policies, page F-12

Going Concern

1.	Please reconcile the amount disclosed as your accumulated deficit as of June 30, 2005 to your statements of stockholders equity.

Additional disclosure has been added to Note 3 of the June 30, 2005 financial statements to disclose both the net loss for the nine months ended June 30, 2005 as well as the total accumulated deficit.

Note 9 - Convertible Bridge Loans, page F-15

2.	Please expand your disclosure to address the modification in the event of your completion of a private placement, as disclosed on page 8 and 12.

Additional disclosures have been added to Notes 4 and 5 of the June 30, 2005 financial statements to address the modification in the event of the completion of a private placement.

Note 11 - Subsequent Event, page F-17

3.	Please expand your disclosure to address the terms of the advances from your officers and directors which you disclose on page 36.

Additional disclosure has been added to Note 11 of the June 30, 2005 financial statements to address the terms of the advances granted to the officers and directors.

Audited Financial Statements for the fiscal year ended September 30, 2004

Notes to Financial Statements

Note 5 - Common Stock Options and Warrants, Page F-38

4.
Your response to comment eight in our letter of August 26, 2005 indicated you had complied with the comment. We are unable to locate the revisions to the disclosure. Therefore, we reissue our prior comment number eight, as follows:

 Troutman Sanders LLP

Mr. H. Roger Schwall
October 5, 2005

We note that you have restated your financial statement for the accounting for the gain on sale of internal securities. In the fourth paragraph on page F-38, remove the statement “this gain is reflected in the income statement as internal gain from sale of securities.”

The revision to the notes to the financial statements related to internal gain on sale of securities has been changed in accordance with your request.

***
Thank you for your assistance in this matter. Please feel free to call me at (212) 704-6027 if you have any questions about this letter.

Sincerely,

/s/ Uri Doron

Uri Doron, Esq.

cc:           Ms. Carmen Moncada-Terry
U.S. Securities and Exchange Commission

Mr. Thomas A. Loucks
Mr. John Ryan
Trend Mining Company

Henry I. Rothman, Esq.
Troutman Sanders LLP